Filed by Raytheon Company Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Raytheon Company Commission File No.: 001-13699 Date: June 10, 2019 United Technologies Raytheon Collins Aerospace A United Technologies Company Pratt & Whitney A United Technologies Company United Technologies Aerospace Businesses and Raytheon to Combine in Merger of Equals Creates Premier Aerospace & Defense Systems Provider United Technologies Raytheon

Forward-Looking Statements Note: All results and expectations in the presentation reflect continuing operations unless otherwise noted. Cautionary Statement: This communication contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company's and United Technologies' respective management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "on track" and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the "separation transactions"), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.'s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies' and/or Raytheon Company's respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies' shareowners and Raytheon Company's shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies' shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies' and Raytheon Company's operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies' integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies' shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies' estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon Company and United Technologies and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies' resources, systems, procedures and controls, diversion of its management's attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon Company on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the "SEC") from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Raytheon Company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Today's Presenters United Technologies Raytheon Gregory J. Hayes Chairman & CEO Akhil Johri EVP & CFO Thomas A. Kennedy Chairman & CEO Anthony F. O'Brien VP & CFO United Technologies Raytheon 2

Merger Creates Premier A&D Systems Provider United Technologies Collins Aerospace A United Technologies Company Pratt & Whitney A United Technologies Company Leader in aircraft engines and aerospace systems for commercial and defense customers Raytheon Leader in defense electronics, mission systems, C5I(TM) products and services, sensing, effects and mission support Leading diversified A&D company with enhanced technological capabilities, financial strength, robust cash generation and flexibility to address full range of customer priorities Industry Leading A&D Provider of High Technology Systems and Products with Diversification Across Commercial Aerospace and Defense ~$74B Sales1,2 ~$13.5B EBITDA1,3 'A' category Target Credit Rating ~$18 - $20B 3-Yr Return of Capital4 Leading diversified A&D company with enhanced technological capabilities, financial strength, robust cash generation and flexibility to address full range of customer priorities 1. Pro forma 2019 estimates based on current outlook provided by each company; excludes Otis and Carrier 2. Net of intercompany eliminations 3. Excludes non-operating pension income/(expense) 4. Expected cumulative sum of share repurchase and dividends in first 36 months following close United Technologies Raytheon 3

Transaction Overview Anticipated Transaction Structure All-stock merger of equals following the separation of Otis and Carrier by United Technologies; anticipate tax-free transaction for U.S. federal income tax purposes Raytheon shareowners will receive 2.3348 shares in Raytheon Technologies Corporation for each share of Raytheon United Technologies shareowners to own ~57% and Raytheon shareowners to own ~43% of combined company Net debt for the combined company at closing expected to be ~$26B with United Technologies expected to contribute ~$24B Company Name & Headquarters Combined company to be renamed Raytheon Technologies Corporation NYSE listing with ticker RTX Headquartered in greater Boston metro area Leadership & Governance Executive Chairman: Tom Kennedy for two years following completion of merger Chief Executive Officer: Greg Hayes; Hayes assumes Chairman and CEO role two years following completion of merger Board of Directors: 15 total directors; 8 from United Technologies and 7 from Raytheon; lead director from Raytheon Financials & Synergies Double-digit free cash flow growth with expectation of ~$8B in pro forma free cash flow by 2021 ~$1B+ in gross annual cost synergies by year 4 Strong balance sheet, expect to return ~$18 - $20B of capital to shareowners in first 36 months following completion of merger1 Timing & Closing Requirements Transaction unanimously approved by United Technologies and Raytheon Boards of Directors Expected closing in 1H 2020 (following separation of Otis and Carrier from United Technologies) Subject to customary conditions, including regulatory approvals and approvals of United Technologies and Raytheon shareowners2 1. Expected cumulative sum of share repurchase and dividends in first 36 months following completion of merger 2. United Technologies and Raytheon merger of equals conditioned on separation of Otis and Carrier businesses United Technologies Raytheon 4

Strategic Rationale United Technologies Collins Aerospace A United Technologies Company Pratt & Whitney A United Technologies Company Raytheon Creates a premier systems provider positioned to define the future of A&D Highly complementary technology offerings and world-class engineering teams Balanced and diversified A&D portfolio that is resilient across business cycles Ability to deliver enhanced value to customers through cost-effective solutions $1B+ gross cost synergies with additional technology-driven revenue synergies Attractive financial profile with strong cash flow generation and balance sheet United Technologies Raytheon 5

Leader in High Technology A&D Segments

Pro Forma 2019E[1]

RAYTHEON TECHNOLOGIES

Pratt & Whitney Sales: ~$21B	Collins Aerospace Sales: ~$22B	Intelligence, Space & Airborne Systems[2] Sales: ~$18B	Integrated Defense & Missile Systems Sales: ~$16B
			
UTC, Pratt & Whitney	UTC, Collins Aerospace	• Raytheon, Space and Airborne Systems • Raytheon, Intelligence, Information & Services • UTC, Mission Systems • Raytheon, Forcepoint	• Raytheon, Missile Systems • Raytheon, Integrated Defense Systems

Technology solutions addressing the most challenging customer requirements in high-growth segments of the Aerospace & Defense industry

1. Sales shown are prior to intercompany eliminations
2. Intelligence, Space & Airborne Systems segment expected to include United Technologies (Collins Aerospace) Mission Systems business

United Technologies | Raytheon

6

Balanced Across Aerospace & Defense Segments A&D Sales - 2018 ($ Billions)1 Platform-agnostic A&D company with a diversified portfolio Defense Commercial $101 $74 $69 $54 $38 $32 $31 $25 $13 Boeing Airbus United Technologies Raytheon Lockneed Martin General Dynamics Northrop Grumman GE Aviation Safran Honeywell Aerospace Pro Forma Sales by Geography2 International ~45% United States ~55% Pro Forma Sales by End Market2 Defense ~54% Commerical ~46% 1. 2018 pro forma A&D sales net of intercompany eliminations for United Technologies and Raytheon, including Rockwell Collins. Airbus Helicopters are split between commercial (51%) and defense (49%) as reported in Airbus 2018 annual investor presentation and financials converted to USD at EURUSD rate of 1.14. General Dynamics pro forma for CSRA acquisition. Northrop Grumman pro forma for Orbital ATK. Safran pro forma for Zodiac with USD at EURUSD rate of 1.14. 2. Pro forma 2019. Excludes Otis and Carrier United Technologies Raytheon 7

Value Creation Through Cost Synergies



Gross:
~$1B+ pre-tax cost synergies[1]
$350-$400M
$600M+
$500M
$600M+
Net:
$500M+
Announced
Realized
Announced
Revised Estimate
GOODRICH
Rockwell Collins
United Technologies
+
Raytheon

Cost synergy drivers

$350M+
Supply chain and procurement

$325M+
Corporate and segment consolidation

$175M+
Facilities consolidation

$150M+
IT and other SG&A

Track record of synergy realization; $1B+ in gross annual cost synergies, with additional revenue synergies realized through key technologies and capabilities

1. Approximately $600M net one-time cost, subject to USG recoverability, to achieve $500M+ in net annual cost synergies

United Technologies | Raytheon
8

Robust Free Cash Flow Generation Accelerating Free Cash Flow1 Double-digit free cash flow growth driven by: Organic growth Working capital efficiencies CAPEX investment cycle moderation Cost synergies United Technologies Raytheon ~$3B ~$3B ~$6B ~$8B 2019E 2019E Pro Forma 2019E Pro Forma 2019E Capital Deployment Strategy Balance Sheet: Expected net debt of ~$26B Credit Rating: Target 'A' category credit rating Investment: Flexibility to invest in R&D and CAPEX through cycles to sustain innovation and growth Share repurchase & dividends: Expect to return ~$18 - $20B of capital to shareowners in first 36 months following completion of the merger M&A: Small scale - in the core and for the right value Strong free cash flow growth supports investment and return of ~$18 - $20B in capital to shareowners through share repurchase and dividends in first 36 months following close 1. Excludes Otis and Carrier and one-time costs associated with United Technologies portfolio separation. 2019 pro forma excludes synergies and transaction related items United Technologies Raytheon 9

Existing Capabilities Are Highly Complementary Representative capabilities brought to combination Commercial Aerospace Defense United Technologies Avionics Electro-Optical Intelligence, Surveillance & Reconnaissance (ISR) Commercial Propulsion Systems Military Propulsion Systems Power Generation Resilient Positioning, Navigation, Timing (PNT) & Communications Raytheon Cyber Protection Radar, Sensors & Electronic Warfare Air Traffic Management Missiles and Air & Missile Defense Autonomy, Artificial Intelligence (AI) & Machine Learning System-of-Systems Integration United Technologies Raytheon 10

R&D Investment Supports Future Revenue Synergies

Raytheon Technologies[1]	2019 R&D[2]	R&D Centers of Excellence	Engineers	Patents
	~$8B	7	~60,000	~38,000

Hypersonics / Future Missile Systems



Directed Energy Weapons



ISR in Contested Environments



Cyber Protection for Connected Aircraft



Next Generation Connected Airspace



Advanced Analytics & AI for Aviation


FULL FLIGHT DATA

■ Defense priority ■ Commercial aerospace priority

Industry-leading innovation | **Focused on customer priorities and cost reduction** | **Enhanced customer solutions**

1. Pro forma 2019 estimates, excludes Otis and Carrier
2. R&D estimate includes company and customer funded R&D

United Technologies | Raytheon

11

Synergy Areas Aligned with Customer Needs

Defense priority areas

		United Technologies Competency	+	Raytheon Competency	=	Raytheon Technologies Customer Solution
Hypersonics / Future Missile Systems		• High-temperature materials • Thermal and signature management • Advanced propulsion		• Vehicle integration expertise • Seekers and payloads • Advanced guidance and control		*Advanced high speed missiles and hypersonic weapons addressing survivability needs in highly contested environments*
Directed Energy Weapons		• Compact, efficient power generation • Advanced thermal management • Optical beam delivery		• High-power microwave emitters • High-energy laser emitters • Weapon system integration		*Accelerated development and fielding of directed energy weapons to counter emerging threats*
ISR in Contested Environments		• Advanced electro-optical payloads • Software-defined communications • Position, navigation, and timing (PNT)		• Radio frequency (RF) payloads • Acoustics and communications • Multi-sensor fusion / systems integration		*Persistent, resilient ISR capability across space, air, land and maritime domains*

Technology combination addresses highest priority Defense customer requirements

United Technologies | Raytheon
12

Synergy Areas Aligned with Customer Needs Commercial aerospace priority areas United Technologies Competency + Raytheon Competency = Raytheon Technologies Customer Solution Cyber Protection for Connected Aircraft Aircraft networks and RF systems Detection, processing and response Information management systems Threat intelligence analysis System architecture and certification Cyber resiliency testing Cyber solutions for airlines and OEMs offering secure connectivity to enable proactive health monitoring and optimized performance Next Generation Connected Airspace Future airspace flight deck technology On-board autonomy systems Air-to-ground comms infrastructure Air traffic control automation Surveillance radars System integration expertise Next generation national airspace system with improved capacity, efficiency, and safety Advanced Analytics & AI for Aviation Very large installed base Full flight / environmental data Prognostics / health monitoring Advanced data analytics AI and machine learning Pattern recognition Application of AI-based data analytics and machine learning techniques to optimize the manufacturing, maintenance, and fleet operation of commercial aircraft Combined capabilities support optimization of increasingly connected and intelligent commercial aerospace systems United Technologies Raytheon 13

Combination Benefits All Stakeholders Customers Greater capabilities and financial resources to address customer priorities Shared R&D and enhanced technology content delivers increased value Expect ~$500M of cost synergy savings to be returned to customers Employees Stronger combined company with greater R&D and focus on high-growth markets More opportunities to build a career within the A&D industry Strong commitment to lifelong learning and development Industry Combined innovation teams to surpass current state of the art Improved positioning to address emerging industry requirements Technology combination expands opportunities across the supply chain Communities Combined company to see enhanced long-term growth opportunities Continued presence in existing locations Commitment to ongoing investment in local communities United Technologies Raytheon 14

Benefits for Shareowners Scope & Stability Balanced and diversified A&D company with ability to invest through business cycles Platform-agnostic systems provider, less reliant on any individual programs or customers Significantly increased addressable market for combined company Attractive Financial Profile Technology sharing offers significant growth opportunities Significant annual cost synergies with minimal integration risk Earnings growth and margin expansion opportunity through reduced costs Balance Sheet Strength Strong balance sheet and credit rating profile with robust cash flow generation Flexibility to increase return of capital alongside growth-focused investments Management & Governance Strong cultural fit and DNA of innovation and customer focus at both companies Experienced management team with proven track record of integration Unique perspectives and complementary capabilities from both companies' Boards United Technologies Raytheon 15

Appendix United Technologies Raytheon

Pro Forma Financial Profile

Pro Forma 2019E[1,2]

	United Technologies	Raytheon	United Technologies + Raytheon
Sales[3]	~$44.7B	~$28.9B	~$73.6B
Operating Profit[4]	~$5.8B	~$3.5B	~$9.3B
Operating Margins[4]	~12.9%	~12.2%	~12.6%
EBITDA[5]	~$8.0B	~$5.4B	~$13.5B
Free Cash Flow[6]	~$3.2B	~$2.8B	~$6.0B
Net Debt	~$24B	~$2B	~$26B

1. Pro forma 2019 estimates based on current outlook provided by each company; excludes Otis and Carrier
2. Figures exclude pro forma synergies
3. Net of intercompany sales eliminations
4. Reflects business segment operating profit and margins net of eliminations
5. Excludes non-operating pension income/(expense)
6. Excludes one-time costs associated with United Technologies portfolio separation

United Technologies | Raytheon
17

History of World-Class Technology & Innovation United Technologies Pioneered the radial air-cooled engine design enabling unprecedented power-to-weight ratio First airborne radio on Goodyear airship Enterprise First 10,000 lbf thrust engine in the US; powered the B-52 Developed J58 for SR-71; a world speed record holder First photo ever transmitted via satellite World's first GPS satellite signal received V2500 selected to power A320 family First global aviation data communications network P&W develops the Geared Turbofan Named "Innovator of the Year" for introducing touch screen flight displays 1920 1940 1960 1980 2000 2020 Raytheon First Raytheon product: gaseous (helium) rectifier for electron tubes Produced the first sea going microwave surface search radar for Navy ships Raytheon engineer Percy Spencer invents the microwave oven First missile-mounted guidance system capable of intercepting moving objects First working laser Launched ARPANET, precursor to the Internet; first email system Raytheon technology contributes to Apollo 11 moon mission success Patriot achieves first-ever ballistic missile intercept in combat during Desert Storm Standard Missile-3 intercepts a failed satellite in space Raytheon VIIRS technology produces highest resolution composite Earth image Raytheon receives the 10 millionth U.S. Patent in history United Technologies Raytheon 18

Transaction Structure Overview Proposed Transaction Today Separate public companies United Technologies focused on aerospace and other industrial markets Raytheon focused on defense United Technologies Shareowners Raytheon Shareowners UTC Raytheon Otis Carrier Aerospace Step 1 Separation of Otis and Carrier from United Technologies United Technologies Shareowners Raytheon Shareowners 100% 100% 100% Otis Carrier UTC Raytheon Aerospace Step 2 Merger of Raytheon with UTC Subsidiary1 Otis Carrier UTC Raytheon Aerospace Merger Sub Merge Future Separate public companies Otis focused on elevators / escalators Carrier focused on HVAC Raytheon Technologies focused on aerospace and defense United Technologies Shareowners Raytheon Shareowners 100% 100% ~57% ~43% Otis Carrier Raytheon Technologies 1. United Technologies and Raytheon merger of equals conditioned on separation of Otis and Carrier businesses United Technologies Raytheon 19

Important Information about the Proposed Transaction Additional Information In connection with the proposed merger, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a joint proxy statement of United Technologies and Raytheon Company (the "joint proxy statement/prospectus"), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies' shareowners and Raytheon Company's shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC's website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company's website at www.raytheon.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com. Participants in the Solicitation United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies' directors and executive officers is available in United Technologies' proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company's directors and executive officers is available in Raytheon Company's proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. United Technologies Raytheon 20

United Technologies Raytheon To Create Raytheon Technologies A Landmark Transaction to Define the Future of Aerospace and Defense